[Letterhead of Chapman and Cutler llp]
October 19, 2015
Deborah O’Neal-Johnson
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
RE:  Elkhorn ETF Trust
        File Nos.: 333‑201473; 811‑22926
Dear Ms. O’Neal-Johnson:
 On behalf of the Elkhorn ETF Trust (the “Registrant” or the “Trust”), we are transmitting a response to a comment to the Registrant’s registration statement on Form N-1A (the “Registration Statement”).  The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on August 21, 2015 for the purpose of registering shares of the Elkhorn S&P US Preferred Aristocrats Portfolio (the “Fund”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”).  On October 5, 2015, you provided oral comments regarding the Registration Statement during a conference call with our Firm.  We are responding to your comment regarding the proposed name of the Fund.  For convenience, we reproduce such comment below (in bold).  Please note that the Fund will address the remainder of your comments in a correspondence filed with the next amendment to the Registration Statement.
1.            Please address the use of the term “aristocrats” in the name of the Fund and the ability of the Fund to hold preferred stocks with the minimum investment grade credit rating issued by S&P, Moody’s, and/or Fitch.
Response: We removed the term “Aristocrats” from the name of the Fund and the Index.  The name of the Fund is now proposed to be the “Elkhorn S&P Preferred Thoroughbreds ETF”.  Please also note that the Index as described in the Registration Statement (which has been renamed the S&P U.S. High Quality Preferred Stock Index), in addition to minimum credit ratings criteria, is designed to meet minimum size, liquidity and type of issuance criteria.
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If we may further cooperate with you in any way in the processing of the Registration Statement, please telephone the undersigned at (312) 845-3273.

Very truly yours,

Chapman and Cutler llp
By: /s/  Walter L. Draney
       Walter L. Draney